UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

Commission File Number 001-34738

Luokung Technology Corp.

(Translation of registrant's name into English)

3rd Floor, Borough A, Block A, No. 181, South Taibai Road, Xi’an, Shaanxi Province,

People’s Republic of China 710065

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6'-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(6)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule l01(b)(7): ____

Note: Regulation S-T Rule 101(6)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public' under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Luokung Technology Corp.

As previously reported under a Report of Foreign Private Issuer on Form 6-K on August 27, 2018, LK Technology Ltd. (“LK”), a wholly-owned subsidiary of Luokung Technology Corp., a corporation organized under the laws of the British Virgin Islands (the “Company”), entered into a Stock Purchase Agreement (the “Agreement”) with the shareholders (“Shareholders”) of Superengine Holdings Limited, a limited liability company organized under the laws of the British Virgin Islands (the “Superengine”), pursuant to which LK agreed to acquire all of the issued and outstanding capital stock of Superengine (the “Acquisition”).

Pursuant to the terms of the Agreement, LK acquired all of the issued and outstanding ordinary shares of Superengine from the Shareholders for an aggregate purchase price of US$60 million (the “Purchase Price”), paid by the issuance of ordinary shares of the Company (the “Ordinary Shares”) in an amount equal to the quotient of (x) the Purchase Price divided by (y) the average of the closing prices of the Ordinary Shares on the NASDAQ Capital Market over the 12 months period preceding July 31, 2018. The Company is a party to the Agreement in connection with the issuance of the Ordinary Shares and certain other limited purposes. The Acquisition closed on August 27, 2018.

In connection with the Acquisition is hereby furnishing under the cover of Form 6-K:

Exhibit 99.1	Audited Financial Statements of Superengine Holding Limited and subsidiaries as of and for the years ended December 31, 2017 and 2016
Exhibit 99.2	Unaudited Interim Financial Statements of Superengine Holding Limited and subsidiaries as of and for the 6 months ended June 30, 2018
Exhibit 99.3	Pro Forma Financial Information of the Company and Superengine Holding Limited as of and for the year ended December 31, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luokung Technology Corp.

Date July 9, 2019	By	/s/ Xuesong Song
Xuesong Song
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer

Exhibit Index

Exhibit Number	Description

99.1	Audited Financial Statements of Superengine Holding Limited and subsidiaries as of and for the years ended December 31, 2017 and 2016
99.2	Unaudited Interim Financial Statements of Superengine Holding Limited and subsidiaries as of and for the 6 months ended June 30, 2018
99.3	Pro Forma Financial Information of the Company and Superengine Holding Limited as of and for the year ended December 31, 2018